news release

ArcelorMittal prices Combined Offering of common stock and mandatorily convertible subordinated notes (“MCNs”)

Luxembourg, 10 January 2013 - ArcelorMittal (the “Company”) announces the pricing of its combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) announced earlier today (the “Combined Offering”).

The total aggregate proceeds from the Combined Offering are approximately USD 4.0 billion (before deduction of commissions).

The ordinary shares offering represents an aggregate amount of USD 1.75 billion, representing approximately 104 million ordinary shares at an offering price of USD 16.75 (EUR 12.83 at a EUR/USD conversion rate of 1.3060) per ordinary share.

The Company also announces the pricing of the USD 2.25 billion offering of mandatorily convertible notes. The MCNs will have a maturity of 3 years, will be issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at the maturity of the MCNs, unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events in accordance with the terms of the MCNs. The MCNs will pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs will be equal to USD 16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price has been set at approximately 125% of the minimum conversion price (corresponding to USD 20.94).

The Mittal family participated by placing an order in the Combined Offering for an aggregate amount of USD 600 million, split as follows: USD 300 million of MCNs and USD 300 million of ordinary shares.

ArcelorMittal intends to use the net proceeds from the Combined Offering to reduce existing indebtedness. Deleveraging remains a priority for ArcelorMittal to retain strategic flexibility, and this offering, together with other initiatives, is expected to enable the Company to reduce its net debt down to approximately USD 17 billion by June 30, 2013 and accelerate the achievement of a medium term net debt target of USD 15 billion.

Goldman Sachs & Co is acting as sole global coordinator of the Combined Offering, and Goldman Sachs & Co, BofA Merrill Lynch , Credit Agricole Corporate and Investment Bank, and Deutsche Bank AG, London Branch are acting as joint bookrunners of the Combined Offering.

Settlement of the ordinary shares offering is expected to occur on or around January 14, 2013. Settlement of the MCNs is expected to occur on or around January 16, 2013. ArcelorMittal has applied to list the MCNs on the New York Stock Exchange (“NYSE”), subject to satisfaction of the NYSE's minimum equity listing standards with respect to the MCNs. There can be no assurance that such requirement will be satisfied. If the MCNs are approved for listing, ArcelorMittal expects trading on the NYSE to begin within 30 calendar days after the MCNs are first issued.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies may be obtained from Goldman Sachs & Co. at 1-212-902-1171, BofA Merrill Lynch at 1-800-500-5408, or Deutsche Bank AG, London Branch at 1-800-503-4611.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

In member states of the European Economic Area (“EEA”) which have implemented the Prospectus Directive (each, a “Relevant Member State”), this announcement and any offer if made subsequently is directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive (“Qualified Investors”). For these purposes, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in a Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. In the United Kingdom this announcement is directed exclusively at Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who fall within Article 49(2)(A) to (D) of the Order, and (iii) to whom it may otherwise lawfully be communicated.

In connection with the Combined Offering, the Joint Bookrunners or any of their respective affiliates acting as an investor for their own account may take up as a proprietary position any Securities and in that capacity may retain, purchase or sell for their own account such Securities. In addition they may enter into financing arrangements and swaps with investors in connection with which they may from time to time acquire, hold or dispose of Securities. They do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The Joint Bookrunners are acting on behalf of the Company and no one else in connection with any offering of the Securities and will not be responsible to any other person for providing the protections afforded to any of their respective clients or for providing advice in relation to any offering of the Securities. None of the Joint Bookrunners will regard any other person as its client in relation to the offering of the Securities.